UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 13, 2020 (February 10, 2020)

ASI AVIATION, INC.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, VA 20190

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On February 10, 2020, ASI Aviation, Inc. (the “Company”), Jet X Aerospace LLC (“Jet X”) and David Carver, Jayson Carver and Demetri Xydas (the “Selling Members”) entered into an asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company has agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X.

Jet X is in the business of providing customer support, solutions and management to the aviation industry including, spare parts inventory procurement and management, purchase support and supply chain management, component repair and vendor management, maintenance support for light, scheduled and heavy checks, power plant management and support and aviation industry consulting.

The Company has agreed to acquire all of the business assets of Jet X, subject to certain exclusions, and to assume certain of the obligations of Jet X relating to the to-be-acquired assets. The Company has agreed to pay a purchase price of $5,000,000 for the assets, consisting of the settlement and satisfaction of outstanding Jet X debt in the amount of $2,975,000, the payment to the Selling Members of $225,000 in cash and the issuance to Jet X or its designees of 1,800,000 restricted shares (subject to a spare parts inventory appraisal of more than $5 million) of the Company’s common stock (these three components together, the “Purchase Price Consideration”). The Selling Members will also enter into five-year employment agreements with the Company whereby the Selling Members would become employees of the Company to manage and develop the Jet X business on behalf of the Company.

The closing of the Acquisition is subject to the following substantive conditions, among others, which must be met within 30 days of the signing of the Agreement, or March 11, 2020. This deadline, however, may be extended by the mutual consent of the Company and Jet X:

●	Prior to the closing, the Company shall have completed a registered or qualified (Regulation A) public offering or a private placement or bank financing (the “Financing”) and shall have received equity and/or debt funding, from the public offering or otherwise, in the Financing in the amount of at least $5,000,000;

●	The Company shall have completed to its satisfaction its due diligence review of Jet X and its assets; and

●	Jet X and Heartland Bank and Trust shall have entered into a comprehensive settlement and release agreement pursuant to which Heartland Bank and Trust shall have agreed to cancel all Jet X’s debt owed to it and forever release Jet X from any and all claims relating to such debt for consideration in the aggregate amount of $1,750,000.

Should the Company fail to meet the Financing condition by March 11, 2020, the Company may propose to modify the composition of the Purchase Price Consideration by adjusting the debt payment/cash to stock ratios and/or the amount of assumed obligations, subject to mutual written agreement between the Company and Jet X. Without such agreed modification this agreement shall expire on March 11, 2020. Additionally, should the spare parts inventory appraisal result in a valuation of less than $5 million, the Company may adjust the number of shares it issues to Jet X.

The Company cannot make any assurances at this time that all or any of the substantive conditions to closing will be met in a timely fashion, if at all.

The Agreement may be terminated at any time by mutual consent of the Company and Jet X and by Jet X if the preconditions required to be fulfilled by the Company are not completed by March 11, 2020, subject to that date being extended by mutual consent of Jet X and the Company.

The foregoing description of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as exhibit 9.1.

ITEM 9. EXHIBITS.

Exhibit No.	Description of Exhibit

9.1	Asset Purchase Agreement dated February 12, 2020 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASI Aviation, INC. a Nevada corporation

By:	/s/ Brajnandan B. Sahay
Name:	Brajnandan B. Sahay
Its:	Chief Executive Officer
Date:	February 13, 2020